

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2013

Via E-mail
Pavel Rozum
Chief Executive Officer
Overtech Corp.
Veshnyakovskaya Street, 12-64
Moscow, Russia 111402

> **Re: Overtech Corp.**
> **Registration Statement on Form S-1**
> **Filed September 19, 2013**
> **File No. 333-191251**

Dear Mr. Rozum:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

The Offering, page 7

2.   We note your disclosure on page 15 that you intend to use part of the proceeds to pay for the offering expenses totaling $16,814. Please revise the disclosure on page 7 to indicate that the $100,000 in net proceeds does not account for the offering expenses.

Risk Factors

We have limited business, sales and marketing experience in our industry, page 8

3.   Please tell us why you discuss marketing for your food sales services when it appears that your proposed business plan is to develop mobile games for the Apple and Android platforms.

We intend to become subject to the periodic reporting requirements…, page 10

4.   The captions for the risk factors on pages 8 and 13 state that you "intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934." It is unclear whether you intend to file a registration statement under the Securities Exchange Act and become a fully reporting company. Please advise. If you intend to be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies, revise your risk factor accordingly. As applicable, include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. In this regard, you will not be subject to the proxy rules, Section 16 short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules.

Because there is no minimum proceeds the Company can receive from its offering…, page 12

5.   Based on the table in the "Use of Proceeds" section on page 15 it appears that the company will not be able to complete production of a mobile game on either the Android or Apple platform unless a minimum of 50% of the shares being offered are sold. Further, based on your disclosure on page 20, you need to sell at least 10% of the shares being offered to pay for costs related to being a reporting company. Please revise this risk factor to include more specific disclosure relating to the amount of proceeds the company will need to receive to remain viable or advise as to why you do not believe this disclosure is necessary.

Use of Proceeds, page 15

6.   We note that the use of proceeds information on pages 15 and 24 appear inconsistent.
        For example, you have allocated $8,186 to $10,000 for costs associated with being a
        reporting company on page 15 but have only allocated $3,000 to $8000 for the same costs
        on page 24. Further, your disclosure on pages 22 and 25 indicate that you intend to spend
        $7,000 to $23,000 on marketing efforts during the next 12 months but your table on page
        24 only allocates $1,000 to $2000 for these expenses. Please revise.

Dilution, page 15

7.   You disclose on page 15 of the filing that the company sold 698,000 shares of common
        stock to Majid Ali Khan, a secretary and director of the company, on November 13,
        2012. This appears inconsistent with your disclosure elsewhere in the filing that you
        have one director and officer, Pavel Rozum, to whom you sold 6,000 shares of common
        stock. Please advise.

Description of Business, page 19

8.   Please include a description of any materially important physical properties of the
        company. Refer to Item 102 of Regulation S-K.

9.   Please discuss the nature of the mobile games you intend to develop for the Apple and
        Android platforms. Tell us the significance of the discussion of games such as Snake on
        page 20. Please limit your discussion in the Business section to focus on the types of
        games that you are planning to develop.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 23

10.   Please tell us the basis for your statement that you believe that you will be able to raise
        enough money through this offering to expand operations given that this is a best efforts
        offering. Alternatively, include a statement in this section that there is no assurance that
        you will be able to sell any of the securities being offered. Also revise your statement in
        the prospectus summary on page 5 that there is no assurance that you will be able to sell
        "all" of the shares being offered to state that there is no assurance that you will be able to
        sell "any" shares being offered.

11.   You state on page 24 that you expect to complete your public offering within 180 days
        after the effectiveness of the registration statement but your disclosure on the prospectus
        cover page and on page 18 states that the offering will continue for period of 16 months.
        Please advise.

12.   In the second paragraph on page 25 you state that you will have the funds to develop two or three games provided that 75% or 100% of the shares offered are sold in this offering, respectively. Given that you anticipate a cost of $15,000 for each platform (i.e., Android and Apple), it is unclear how you intend to fund more than one game based on your allocation of $30,000 to $40,000 of net proceeds if 75% to 100% of the shares offered are sold. Please advise.

Liquidity and Capital Resources, page 25

13.   You disclose on page 25 that your current cash position will allow the company to be able to continue operations for approximately 12 months, but your disclosure on page 23 states that you do not believe that your cash balance is sufficient to fund your limited level of operations beyond six months' time. Please revise the filing to clearly state the minimum period of time that the company will be able to conduct planned operations using currently available capital resources. As part of your response, please address the costs of being a reporting company. In this regard, we note that you currently have $5,927 in cash and have no revenue but anticipate spending approximately $11,000 for accounting and audit expenses and an additional $10,000 for legal costs in connection with your public filings.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

14.   AU Section 508.08.h and Rule 2-02 of Regulation S-X require an opinion as to whether the financial statements present fairly, in all material respects, the financial position of the company as of the balance sheet date and the results of its operations and its cash flows for the period then ended <u>in conformity with generally accepted accounting principles</u>. Tell us how your auditors considered this requirement. Please revise your filing as necessary in response to this comment.

Exhibits

Exhibit 5.1

15.   Please revise the first paragraph of the opinion so that it accurately reflects the par value of the common stock being registered.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC